COMMENTS RECEIVED ON 11/15/2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 387

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, proxy and shareholder meeting expenses,extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]%. This arrangement will remain in effect through [__]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. Also, if the reimbursement is subject to recoupment, the Staff requests we disclose that.

R:

The arrangement will remain in effect through May 31, 2019. Disclosure will be updated to include this date in the b-filing for the fund. Also, we direct the Staff to the following disclosure in “Fund Management – Advisory Fees”:

“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether the fund will invest in Puerto Rico securities and if so please add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections.

R:

Although the fund has the ability to invest in Puerto Rico securities in accordance with the requirements of Rule 2a-7, investment in these securities will not be a principal investment strategy for the fund. As a result, the fund does not believe additional disclosure is warranted.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Entities providing credit support or a maturity-shortening structure that are located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.

C:

The Staff requests that we provide a strategy for foreign entities providing credit support or a maturity shortening structure.

R:

The fund does not have a principal investment strategy of investing in foreign entities providing credit support or a maturity shortening structure. Accordingly, we have not added the disclosure.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff requests we add the underlined AMT disclosure to the “Fund Summary” section.

R:

In response to the Staff’s comment, the fund will add the following bracketed language to the corresponding Principal Investment Strategy in the Fund Summary Section:

“Normally investing at least 80% of assets in municipal securities whose interest is exempt from federal income tax [(but may be subject to the federal alternative minimum tax)].